FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

August 10, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

August 10, 2006 - Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) is pleased to announce that it has commenced its 2006 Drilling Program at the Pony Creek / Elliot Dome property on the Carlin Trend, Nevada, USA. The Pony Creek property is located in the southwest corner of Elko County, 19 miles south of Newmont’s Rain Mine and 28 miles southeast of the town of Carlin.

Boart Longyear Drilling Company has been contracted to core drill up to 12 deep holes to a depth in the range of 2,500 feet (approx. 30,000 feet in total). The drilling rig and drill crew are now mobilized at the first drill target location which has been selected to test geological structure and stratigraphy at the northern extension of the established mineralized zone. A permit from the Nevada Bureau of Land Management has been received for the drill program.

This core drill program will test the Pony Creek mineralized system to a depth of 2,500 feet as well as test for the presence of Mississippian-Devonian geology between 1,000 and 2,500 feet, known to contain favorable gold mineralized host rock, present in the nearby Newmont Rain Mine deposit.

A National Instrument 43-101 report dated March 18, 2004, on the Pony Creek property, prepared by Rick H. Russell, B.S., M.S., a licensed geologist, is available for review on the Company's website. The Russell report concludes that there is an “Inferred Resource of 1,426,000 ounces at a grade of 0.044 oz/ton” and that the “Newmont drill hole PC-20 intersected 110 feet of continuous gold mineralization averaging 0.167 oz/ton Au, including a 25-foot interval averaging 0.450 oz/ton Au.”

Mr. Russell, a qualified person, has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60 percent interest in the Pony Creek property by incurring US$3.5 million in resource exploration and development expenditures over a three year period. Grandview has expended approximately US$2.0 million to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

FORM 6K	Page 1 of 3
Grandview Gold Inc.	File No. 0-51303

Item 5.	Full Description of Material Change

August 10, 2006 - Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) is pleased to announce that it has commenced its 2006 Drilling Program at the Pony Creek / Elliot Dome property on the Carlin Trend, Nevada, USA. The Pony Creek property is located in the southwest corner of Elko County, 19 miles south of Newmont’s Rain Mine and 28 miles southeast of the town of Carlin.

Boart Longyear Drilling Company has been contracted to core drill up to 12 deep holes to a depth in the range of 2,500 feet (approx. 30,000 feet in total). The drilling rig and drill crew are now mobilized at the first drill target location which has been selected to test geological structure and stratigraphy at the northern extension of the established mineralized zone. A permit from the Nevada Bureau of Land Management has been received for the drill program.

This core drill program will test the Pony Creek mineralized system to a depth of 2,500 feet as well as test for the presence of Mississippian-Devonian geology between 1,000 and 2,500 feet, known to contain favorable gold mineralized host rock, present in the nearby Newmont Rain Mine deposit.

A National Instrument 43-101 report dated March 18, 2004, on the Pony Creek property, prepared by Rick H. Russell, B.S., M.S., a licensed geologist, is available for review on the Company's website. The Russell report concludes that there is an “Inferred Resource of 1,426,000 ounces at a grade of 0.044 oz/ton” and that the “Newmont drill hole PC-20 intersected 110 feet of continuous gold mineralization averaging 0.167 oz/ton Au, including a 25-foot interval averaging 0.450 oz/ton Au.”

Mr. Russell, a qualified person, has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60 percent interest in the Pony Creek property by incurring US$3.5 million in resource exploration and development expenditures over a three year period. Grandview has expended approximately US$2.0 million to date and expects to complete the balance of its option agreement obligation with Mill City Gold within this 2006 drilling program.

Grandview Gold Inc. is a gold exploration company, listed on the TSX Exchange under the symbol “GVX”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

FORM 6K	Page 2 of 3
Grandview Gold Inc.	File No. 0-30306

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Michael Hitch
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 11th day of August 2006.

Grandview Gold Inc.
"Michael Hitch”

Michael Hitch,
Chief Executive Officer

FORM 6K	Page 3 of 3
Grandview Gold Inc.	File No. 0-30306